July 31, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Alla Berenshteyn

RE:	Benitec Biopharma Limited
Registration Statement on Form F-1, as amended
File No 333-205135

Dear Ms. Berenshteyn:

In connection with the above-captioned Registration Statement, we wish to advise you that between July 27, 2015 and the date hereof, approximately 575 copies of the Preliminary Prospectus, dated July 27, 2015, were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As representative of the several underwriters of Benitec Biopharma Limited’s proposed initial public offering, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on Tuesday, August 4, 2015, or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

BMO Capital Markets Corp.

Acting on behalf of itself and as

Representative of the several Underwriters

BMO CAPITAL MARKETS CORP.

By:	/s/ Lori Begley
Name:	Lori Begley
Title:	Managing Director

[Signature Page to Benitec Biopharma Limited Acceleration Request]